LETTER OF TRANSMITTAL
to accompany certificates for Common Shares

of

TEMBEC INC.

This Letter of Transmittal is for use by registered holders (“Shareholders”) of common shares (the “Common Shares”) of Tembec Inc. (“Tembec” or the “Company”) in connection with the special meeting of Shareholders to be held on February 22, 2008 (the “Shareholders’ Meeting”).  The Shareholders’ Meeting is being called to (a) consider, and if deemed advisable, confirm By-law 2008-A relating to an amendment to the articles of the Company to, among other things, (i) provide the Company with the option to redeem all of the Common Shares of the Company (the “Existing Common Shares”) by delivering an aggregate of 5,000,000 common shares (“New Common Shares”) and up to 11,111,111 Warrants of Tembec Arrangement Inc. (“New Tembec”) and (ii) to change the name of the Company from “Tembec Inc.” to “Tembec Holdings Inc.”; (b) consider and if deemed advisable, approve the issuance of 95,000,000 New Common Shares to existing noteholders of Tembec Industries Inc. contemplated by a plan of arrangement involving Tembec Industries Inc., New Tembec and Tembec Enterprises Inc. (the “Arrangement”); (c) to consider, and if deemed advisable, to approve a shareholder rights plan for New Tembec, as contemplated by the Arrangement; and (d) to transact such other business as may properly come before the Shareholders’ Meeting.  The transactions contemplated by the Circular, including the Arrangement and the resolutions being submitted at the Shareholders’ Meeting are part of an overall capital reorganization of the Company and Tembec Industries Inc. (the “Recapitalization”). Shareholders are referred to the Notice of Special Meeting of Shareholders and the management proxy circular dated January 25, 2008 (the “Circular”) that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.

COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY AGENT”) (SEE THE LAST PAGE OF THIS LETTER OF TRANSMITTAL FOR ADDRESS AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

The effective date of the Arrangement is anticipated to be on or about February 29, 2008 (the “Effective Date”). On the Effective Date, Shareholders will be entitled to receive, in exchange for each Common Share:  (i) 0.0584 of a New Common Share; and (ii) 0.129778 of a Warrant to acquire a New Common Share.  If an Existing Common Shareholder owns less than 18 Existing Common Shares on the Effective Date, such shareholder will not receive one whole New Common Share, but will receive a cash amount for its fractional interest and will receive its appropriate number of Warrants.  If an Existing Common Shareholder owns less than 8 Existing Common Shares on the Effective Date, such shareholder will not receive one whole New Common Share nor one whole Warrant, but will receive only a cash amount for its fractional interests.

In order for Shareholders to receive the New Common Shares and Warrants for their Common Shares, Shareholders are required to deposit the certificates representing the Common Shares held by them with the Depositary Agent. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares deposited for exchange pursuant to the Arrangement.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery. If shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

DEPOSIT

In connection with the Recapitalization and those matters being considered at the Shareholders’ Meeting, the undersigned hereby deposits with the Depositary Agent for redemption upon the Effective Date, the enclosed certificate(s) representing Common Shares, details of which are as follows: (Please print or type.)

Certificate Number(s)	Name of Registered Holder	Number of Common Shares

NOTE:

If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

NOTE:

If your certificate(s) have been lost, stolen or destroyed, contact the Depositary Agent at 1-800-564-6253.  See Instruction 7.

It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the Common Shares deposited herewith (the “Deposited Shares”) and following the Effective Time, the Depositary Agent will send to the undersigned certificates representing the number of New Common Shares and Warrants the undersigned is entitled to receive in the Recapitalization upon redemption of the Deposited Shares, or hold such certificates for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Common Shares represents and warrants in favour of Tembec that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, transfer, exchange and deliver the Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; and (v) the surrender of the Deposited Shares complies with applicable laws. These representations and warranties shall survive the completion of the Recapitalization.

Except for any proxy deposited in connection with the Shareholders’ Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary Agent. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary Agent to be reasonably necessary or desirable to complete the redemption of the Deposited Shares.

The undersigned surrenders to Tembec, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary Agent lawful attorney of the undersigned, with full power of substitution, to deliver the certificates representing the Deposited Shares pursuant to the Recapitalization and to effect the redemption of the Deposited Shares on the books of Tembec.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in future which results in the termination of the authority herein conferred.

The undersigned instructs the Depositary Agent to mail the certificates representing New Common Shares and Warrants to be issued upon the redemption of the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up, in accordance with the instructions given below.

If the Recapitalization is not completed or proceeded with for any reason, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box B, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Tembec.

It is understood that the undersigned will not receive certificates for New Common Shares and Warrants in respect of the exchanged Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary Agent at the address set forth below, together with such additional documents that the Depositary Agent may require, and until the same are processed for cancellation by the Depositary Agent. The undersigned further represents and warrants that the issuance of New Common Shares and Warrants in respect of the exchange of the Deposited Shares will completely discharge any obligations of Tembec, New Tembec or any of its subsidiaries and the Depositary Agent with respect to the matters contemplated by this Letter of Transmittal.

Fractional New Common Shares and Warrants will not be issued.  The Depositary Agent shall, at the instruction of the Company, sell on the market, on behalf of each Registered Shareholder, the aggregate fractional New Common Shares and Warrants to which each of the Registered Shareholders is entitled to.  All New Common Shares and Warrants that the Depositary Agent sells as a result of fractions will be pooled and sold as soon as practicable on the TSX.  All brokerage commissions and costs associated with such pooling and sale will be paid by the Company.  Thereafter, the Depositary Agent will forward to each Registered Shareholder whose fractional New Common Shares or Warrants have been sold, a cheque in Canadian dollars in an amount equal to such holder pro rata interest in the proceeds of sale of all fractional New Common Shares or Warrants sold (net of applicable withholding taxes).  In effecting the sale of any New Common Shares or Warrants for Fractional Holders, the Depositary Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price.  Neither the Company nor the Depositary Agent shall be liable for any loss arising out of any sale of such New Common Shares or Warrants relating to the manner or timing of such sales, the prices at which the New Common Shares or Warrants are sold or otherwise.  The sale price of New Common Shares or Warrants sold on behalf of such persons will fluctuate with the market price of the New Common Shares or Warrants and no assurance can be given that any particular price will be received upon any such sale.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre dénvoi, le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette letter d’envoi, de même que tous les documents qui s’y rapportant, soient rédigés exclusivement en anglais.

PLEASE COMPLETE BOX A AND BOX B. SEE INSTRUCTION 5 BELOW.

BOX A

REGISTRATION INSTRUCTIONS

ISSUE CERTIFICATES REPRESENTED THE NEW COMMON SHARES AND WARRANTS in the name of the undersigned and SEND THE CERTIFICATES FOR SUCH NEW COMMON SHARES AND WARRANTS to the address of the undersigned as it appears on the Tembec register of Shareholders or to the following address:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Telephone – Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

BOX B DELIVERY INSTRUCTIONS TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW SEE INSTRUCTIONS 5 AND 8 BELOW
☐ Mail certificate(s) to (Please fill in address for mailing).

OR
☐ Hold certificate(s) for pick-up at the office of the Depositary Agent.

BOX C TO BE COMPLETED BY ALL SHAREHOLDERS
Signature guaranteed by (if required under Instruction 3)	Date:	__________________________	, 2008

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative – See Instruction 4

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

In order to permit the timely receipt of the certificates representing New Common Shares and Warrants issued under the Recapitalization, it is recommended that this Letter of Transmittal (or a manually signed facsimile thereof), together with accompanying certificate(s) representing Common Shares, be received by the Depositary Agent at the office specified below before 5:00 p.m. (Toronto time) on February 20, 2008, or in the case of any adjournment of the Shareholders’ Meeting, not later than 5:00 p.m. (Toronto time) on the business day before the day that any adjourned Shareholders’ Meeting is reconvened or held, as the case may be. Do not send the certificate(s) or this Letter of Transmittal to Tembec, New Tembec, TII or any of their respective subsidiaries.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Common Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. Tembec recommends that the necessary documentation be hand-delivered to the Depositary Agent at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Common Shares.

2.

Signatures

This Letter of Transmittal must be completed, dated and signed by the holder of Common Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificates representing the New Common Shares and Warrants are to be issued to a person other than the registered owners:

(i)

such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

(c)

If any of the surrendered Common Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Common Shares.

3.

Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of Common Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if certificates representing the New Common Shares and Warrants are to be issued to a person other than the registered owner(s) of the Common Shares, such signature must, save in the circumstances set out below, be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary Agent (except that no guarantee is required if the signature is that of an Eligible Institution).  If this Letter of Transmittal is signed outside of Canada and the United States by a person other than the registered owner(s) of the Common Shares, a guarantee will not be required if such signature is notarized by a notary public or, sworn before a practicing solicitor.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Depositary Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or by any other person acting in a representative capacity, such person should so indicate when signing, and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act.

Each of Tembec, New Tembec or the Depositary Agent, at their discretion, may require additional evidence of authority or additional documentation.

5.

Payment and Delivery Instructions

In all cases, Box A and Box B should be completed. If those boxes are not completed, the certificates representing New Common Shares and Warrants to be issued upon the redemption of the Common Shares (or any payment in respect of fractional New Common Shares or Warrants) or the certificate(s) in respect of the Common Shares (if the Recapitalization is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of Tembec.

6.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)

If Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits of Common Shares will be accepted.

(d)

Additional copies of this Letter of Transmittal may be obtained from the Depositary Agent at the office specified on the last page of this Letter of Transmittal. This Letter of Transmittal is also available on the SEDAR website at www.sedar.com.

(e)

It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(f)

Tembec and New Tembec reserve the right, if either so elects in its absolute discretion, to instruct the Depositary Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(g)

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Quebec and the federal laws of Canada applicable therein.

7.

Lost Certificates

If a certificate representing Common Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an explanation of the relevant circumstances, to the Depositary Agent. The Depositary Agent and/or the registrar and transfer agent for the Common Shares will respond with the replacement requirements in order for you to receive your entitlement, which shall include a requirement to provide an affidavit and such other requirements as the Depositary Agent and/or registrar and transfer agent may determine, in its or their sole discretion, including a bond and indemnification against any claim that may be made against Tembec with respect to the certificate alleged to have been lost, stolen or destroyed.

8.

Return of Certificates

If the Recapitalization does not proceed for any reason, any certificate(s) for Common Shares received by the Depositary Agent will be returned to you forthwith in accordance with your delivery instructions in Box B.

The Depositary Agent is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or by Courier:	By Mail:

100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions

North American Toll Free Phone: 1.800.564.6253
Overseas: 1.514.982.7555
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary Agent at the telephone number, e-mail address, and locations set out above.